PROSPECTUS SUPPLEMENT NO. 1	Filed Pursuant to Rule 424(b)(5)
(To Prospectus Dated August 18, 2011)	Registration No. 333-175823

Common Stock

This Prospectus Supplement should be read in conjunction with the Prospectus dated August 18, 2011 (the “Prospectus”), which relates to the issuance from time to time, in one or more offerings, of up to 8,000,000 shares of common stock, $0.0001 par value per share (the “Common Stock”), of Hill International, Inc. (“we,” “us,” or the “Company”), in connection with our acquisition of other businesses, assets or securities, in business combinations or other transactions.

On May 30, 2013, we acquired Binnington Copeland & Associates (Pty.) Ltd. (“BCA Ltd.”) and BCA Training (Pty.) Ltd. (“BCA Training” and, together with BCA Ltd., “BCA”) pursuant to a Sale of Shares Agreement dated as of February 8, 2013 (the “Agreement”) among Construction Support Services International Ltd. (“CSSI”), the Trustees of the Binnington Family Trust (collectively with CSSI, the “Sellers”), Christopher D. Binnington, Julian M. Doods, BCA Ltd., BCA Training, Hill International N.V. (“Hill N.V.”) and the Company.  In accordance with the Agreement, we acquired all of the outstanding capital stock of both BCA Ltd. and BCA Training, both of which became indirect wholly owned subsidiaries of the Company.  The Company acquired BCA primarily in order to expand its capabilities into South Africa.

At the closing of the transaction, the Binnington Family Trust received 253,103 shares of Common Stock and CSSI received 126,522 shares of Common Stock.  The Agreement also provides that (1) on July 31, 2013, Hill N.V. shall pay to the Binnington Family Trust the amount of $927,600, payable in cash or in the form of Common Stock at the election of Hill N.V., and (2) no later than three business days following the determination thereof in accordance with the Agreement, Hill N.V. shall pay to the Sellers “Further Consideration” equal to 49% of the product of (a) 4.5 multiplied by (b) the sum of the average annual net profit before tax earned by each of BCA Ltd. and BCA Training (“NPBT”) from August 1, 2012 to July 31, 2014 less $456,396, the amount of NPBT for the 12-month period ended July 31, 2012,  payable in cash or in the form of Common Stock at the election of Hill N.V.  If the amounts in clauses (1) and (2) of the preceding sentence are paid in shares of Common Stock, the Agreement provides that the shares of Common Stock shall be issued at a price per share equal to the average closing price, determined on the seventh trading day prior to July 31, 2013 and July 31, 2014, respectively, of the Common Stock on the New York Stock Exchange for the prior 30 trading days.  The Binnington Family Trust shall be entitled to 82.13% of the Further Consideration, if any, and CSSI shall be entitled to 17.87% of the Further Consideration, if any.

In addition to the foregoing, in certain circumstances and subject to the Agreement, the Company will be obligated to issue additional shares of Common Stock to the Sellers in the event that the Sellers are unable to sell their respective shares of Common Stock for aggregate sale prices that are specified in the Agreement.  The number of such additional shares, if any, payable to each Seller will, when calculated at the original issue price per share, be equal in value to the difference between the specified aggregate sale prices for each applicable payment and the amount received by such Seller pursuant to its sales of the Common Stock issued in connection with each applicable payment.

Neither the dollar amount of BCA’s revenues and assets nor the federal income tax consequences of the transaction are significant to our financial condition and results of operations.

In no event will the shares of Common Stock issued in the offering made in connection with the transaction described in this Prospectus Supplement exceed 8,000,000 shares.

On May 17, 2013, the closing sale price of our Common Stock as reported by the New York Stock Exchange was $3.01 per share.

This Prospectus Supplement is not complete without, and may not be delivered or used, except in connection with, the Company’s Prospectus dated August 18, 2011, including any amendments or supplements to that Prospectus.

The date of this Prospectus Supplement is May 30, 2013.

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